Eaton Vance Closed-End Funds (CEFs)

Eaton Vance New York Municipal Bond Fund (ENX)
Eaton Vance California Municipal Bond Fund (EVM)

Presentation to Institutional Shareholder Services (ISS)

August 5, 2024

Eaton Vance Closed-End Funds – Agenda

1. Eaton Vance CEF Overview & Fund Governance
2. Discount & Distribution Actions
3. Fund Performance & Expenses
4. Conclusion
5. Appendix

Board Change Is **<u>Not</u>** Warranted

- The current Trustees, including the Board Nominees, are independent, experienced, and have successfully represented all shareholders over their years of service

- They understand and have overseen Eaton Vance's Municipal Bond strategies through many different investment environments and a variety of investment vehicles

- All the Trustees work together in the interests of all shareholders in matters of investment performance oversight, risk controls, contract review, and governance

- They strive to create value for all shareholders through rigorous and independent oversight

- The Funds' performance has been in-line with peers through a historically difficult period for leveraged, long duration CEFs

- The Board actively engages management to seek to use all resources to manage trading discounts that have occurred, which resulted in <u>two</u> increases in the Funds' distribution rates in 2024 for a cumulative distribution rate increase of 42.8% for EVM and 40.4% for ENX

- Current discount levels are below average peer fund discounts

Eaton Vance CEF Overview & Fund Governance

Eaton Vance CEFs

- Total 23 CEFs - $21B in AUM at 6/30/24
  - 6 Municipal Funds (including ENX & EVM)
  - 1 Municipal Term Trust
  - 3 Bank Loan Funds
  - 2 Multi-Sector Fixed Income Funds
  - 8 Equity Option Income Funds
  - 3 Equity Dividend Income Funds

Eaton Vance CEFs

- A leader in CEF offerings since 1998

- Fourth largest manager of CEFs as measured by AUM

- Focus on income (and often taxes) as key benefits to shareholders

- Important investment option for shareholders versus open-end funds and ETF vehicles

- Exchange traded liquidity

- CEFs in general, and EVM and ENX in particular, are primarily an investment that shareholders seek to provide reliable income over time

- The CEFs are a preferred vehicle of many professional portfolio managers, as they offer:
    - stable asset base
    - long-term outlook
    - no need to manage daily cashflows

The Board's Corporate Governance

- **Committee Structure**
  - The Board has established five standing committees, each with a different independent chair, designed for deeper engagement by Trustees in certain oversight functions.

    - Audit (10 meetings in 2023)
    - Contract (5 meetings in 2023)
    - Compliance (8 meetings in 2023)
    - Governance (4 meetings in 2023)
    - Portfolio Management (8 meetings in 2023)

  - The Board has also established a committee comprised of Mr. Quinton, Mr. Fetting, and Ms. Sutherland that focuses on various issues pertaining to the CEFs. This committee's work is in addition to the full Board's oversight of issues specific to the CEFs

- **Board Refreshment**
  - The Governance Committee employs a rigorous search process with an independent nationally recognized search firm to identify and recommend qualified candidates for Board positions
  - Skills, experience, and diversity of trustee candidates are key factors in the process
  - Two new independent Trustees were added over last two years resulting in complete Board turnover in the last ten years

- **Aligned Interest**
  - All Trustees are invested in the success of the Eaton Vance funds
  - Each Trustee owns >$100,000 in shares of the funds in the Eaton Vance complex

CEF Information - The Board receives performance & discount analysis information for all Eaton Vance CEFs

Examples of the Performance and Discount Analysis Information Received:

- **Monthly Performance Report**
  - Total return against each Fund's primary benchmark and any custom benchmark for 3-month and 1, 3, 5, and 10-year periods
  - Total return peer percentage rankings for 3-month and 1, 3, 5, and 10-year periods within the Fund's Morningstar and Lipper categories
  - Total return performance exception reporting

- **Semi-Annual Report on Premium/Discount History**
  - Report of premium/discount along with average premium/discount for the 1, 3, and 12-month periods then ended
  - Peer comparison showing average premium/discount for each Fund's Morningstar peer group or custom peer group, as applicable, for the same periods and the difference between the peer average and the Fund's premium/discount
  - Highlights Funds with discounts greater than 10% or Funds with premiums/discounts that differ from peer averages by 3%+
  - Reporting from Stifel regarding the closed-end fund market, including premium/discount, effective leverage rate, total return, and other information for CEFs in various market categories

Eaton Vance Funds – Board Nominees

- For EVM and ENX, three Class I Trustees, Mark R. Fetting, Valerie A. Mosley, and Keith Quinton, have been proposed by the Board for election by the shareholders of each Fund.



Mark R. Fetting. Mr. Fetting has served as a member of the Eaton Vance Fund Boards since 2016 and is the Chairperson of the Contract Review Committee. He has over 30 years of experience in the investment management industry as an executive and in various leadership roles. From 2000 through 2012, Mr. Fetting served in several capacities at Legg Mason, Inc., including most recently serving as President, Chief Executive Officer, Director and Chairman from 2008 to his retirement in 2012. He also served as a Director/Trustee and Chairman of the Legg Mason family of funds from 2008-2012 and Director/Trustee of the Royce family of funds from 2001-2012. From 2001 through 2008, Mr. Fetting also served as President of the Legg Mason family of funds. From 1991 through 2000, Mr. Fetting served as Division President and Senior Officer of Prudential Financial Group, Inc. and related companies. Early in his professional career, Mr. Fetting was a Vice President at T. Rowe Price and served in leadership roles within the firm's mutual fund division from 1981-1987.

Eaton Vance Funds – Board Nominees



Valerie A. Mosley. Ms. Mosley has served as a member of the Eaton Vance Fund Boards since 2014 and is the Chairperson of the Governance Committee. In 2020, she founded Upward Wealth, Inc., doing business as BrightUp, a fintech platform focused on helping everyday workers grow their net worth and reinforce their self-worth. From 1992 through 2012, Ms. Mosley served in several capacities at Wellington Management Company, LLP, an investment management firm, including as a Partner, Senior Vice President, Portfolio Manager and Investment Strategist. Ms. Mosley also served as Chief Investment Officer at PG Corbin Asset Management from 1990-1992 and worked in institutional corporate bond sales at Kidder Peabody from 1986-1990. She is a Director of Envestnet, Inc., a provider of intelligent systems for wealth management and financial wellness and DraftKings, Inc., a digital sports entertainment and gaming company. In addition, she is also a board member of Caribou Financial, Inc., an auto loan refinancing company. Ms. Mosley previously served as a Director of Dynex Capital, Inc., a mortgage REIT, from 2013-2020, a Director of Progress Investment Management Company, a manager of emerging managers, until 2020, and a Director of Groupon, Inc., an e-commerce platform from 2020-2022. She serves as a trustee or board member of several major non-profit organizations and endowments.

Eaton Vance Funds – Board Nominees



Keith Quinton. Mr. Quinton has served as a member of the Eaton Vance Fund Boards since 2018. He had over thirty years of experience in the investment industry before retiring from Fidelity Investments in 2014. Prior to joining Fidelity, Mr. Quinton was a vice president and quantitative analyst at MFS Investment Management from 2000-2001. From 1997 through 2000, he was a senior quantitative analyst at Santander Global Advisors and, from 1995 through 1997, Mr. Quinton was senior vice president in the quantitative equity research department at Putnam Investments. Prior to joining Putnam Investments, Mr. Quinton served in various investment roles at Eberstadt Fleming, Falconwood Securities Corporation and Drexel Burnham Lambert, where he began his career in the investment industry as a senior quantitative analyst in 1983. Mr. Quinton served as an Independent Investment Committee Member of the New Hampshire Retirement System, a five member committee that manages investments based on the investment policy and asset allocation approved by the board of trustees (2017-2021), and as a Director (2016-2021) and Chairman (2019-2021) of the New Hampshire Municipal Bond Bank.

Representative Actions Considered by the Board in the Interest of Shareholders

The Board actively engages with management on the following potential actions:

Potential Action	Impact	ENX	EVM
Increase Distributions	Typically can help market price of CEF	✓	✓
Return of Shareholder Capital	Supplements distributable income, access to NAV	✓	✓
Fund Mergers	Can reduce expenses and increase liquidity	✓	✓
Analyst Outreach	Fund visibility	✓	✓
Institutional Outreach	Support larger long-term investors	✓	✓
Marketing Support	Visibility and shareholder education	✓	✓
Discount Management	Use all appropriate tools at our disposal	✓	✓

Discount & Distribution Actions

Board Actions Taken to Manage Discount

- Demonstrated <u>history of acting in the long-term interest of shareholders</u> to seek to narrow each Fund's discount longer term by taking proactive steps

- Engages with Eaton Vance in the management of Fund distribution rates, and making changes to such distribution rates, including:
  - In January 2024, increasing EVM's monthly distribution rate by 31.2% and ENX by 32.7%
  - In July 2024, further increasing EVM's monthly rate by 8.9% and ENX by 5.8%
    - As demonstrated on pages 16-17, the Funds' discounts to NAV improved significantly following these actions

- Reauthorization of each Fund's share re-purchase program in 2019, pursuant to which the Fund is authorized to repurchase up to 10% of its common shares outstanding as of the last day of the prior calendar year at market prices when shares are trading at a discount to NAV

- Engages with Eaton Vance in the active management of each Fund's use of leverage in order to best position the Fund to maintain its levered exposure at a reasonable cost

- In addition to actions taken, the Board regularly evaluates the advantages, disadvantages, and efficacy of other discount management options

EVM & ENX – Market Value & Peer Discounts

- The fluctuations of the market value of any CEF relative to its NAV are a normal part of the investment structure, but that does not mean there is a detrimental impact on income generating potential or to long-term shareholders

- Over time, EVM and ENX have experienced market value fluctuations in a range that is consistent for CEFs in general and Municipal CEFs in particular. Both Funds have continued to deliver reliable income to shareholders.

- The Funds' discounts <u>compare favorably</u> to their peers.

	Current	1 Month Avg	3 Month Avg	1 Year Avg
EVM	-7.05%	-7.31%	-7.82%	-11.14%
EVM Peers ex-EVM	-7.52%	-7.68%	-8.85%	-10.05%
Difference	0.47%	0.37%	1.03%	-1.10%

	Current	1 Month Avg	3 Month Avg	1 Year Avg
ENX	-8.46%	-7.99%	-8.61%	-10.80%
ENX Peers ex-ENX	-9.66%	-9.70%	-10.18%	-11.68%
Difference	1.20%	1.70%	1.57%	0.88%

Data as of 7/31/24







Eaton Vance CEF Board – Discount Management

Eaton Vance New York Municipal Bond Fund

Premium/Discount: 12/22/2022 to 6/30/24

ENX US Equity
Fund Percent Premium -7.7643
Fund Percent Premium Average -11.4554
Hi: -7.7643
Low: -15.6652
-8.00
-9.00
-10.00
-11.00
-12.00
-13.00
-14.00
-15.00
-16.00
Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun
2023
2024

In January 2024 increasing ENX's monthly distribution rate by 32.7%.
In July 2024 further increasing ENX's monthly rate by 5.8%.

* Past performance is no guarantee of future results.

Eaton Vance CEF Board – Discount Management

Eaton Vance California Municipal Bond Fund

Premium/Discount: 8/2/2023 to 6/30/24



EVM US Equity
Fund Percent Premium -7.7595
Fund Percent Premium Average -11.7068
Hi: -7.0107
Low: -16.9913
-8.00
-10.00
-12.00
-14.00
-16.00
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
2023
2024

In January 2024 increasing EVM's monthly distribution rate by 31.2%.
In July 2024 further increasing EVM's monthly rate by 8.9%.

* Past performance is no guarantee of future results.

Fund Performance & Expenses

Eaton Vance – Municipal Bond Team

Eaton Vance is part of Morgan Stanley Investment Management, the asset management division of Morgan Stanley

Team Leadership

Cynthia Clemson
Co-Head of Municipal Investments
39 Years of Industry Experience
39 Years with the Firm

Craig Brandon, CFA
Co-Head of Municipal Investments
29 Years of Industry Experience
26 Years with the Firm

Portfolio Management

Christopher Eustance, CFA
Portfolio Manager
19 Years of Industry Experience
17 Years with the Firm

Trevor Smith
Portfolio Manager
16 Years of Industry Experience
14 Years with the Firm

William Delahunty, CFA
Portfolio Manager
28 Years of Industry Experience
26 Years with the Firm

Julie Callahan, CFA
Portfolio Manager
28 Years of Industry Experience
 4 Years with the Firm

Paul Metheny, CFA
Portfolio Manager, Head of Quantitative & Portfolio Analytics
9 Years of Industry Experience
9 Years with the Firm

Carl Thompson, CFA
Portfolio Manager, Quantitative Portfolio Analyst
13 Years of Industry Experience
13 Years with the Firm

Credit Research

Leanne Parziale, CFA
Co-Head of Municipal Credit Research
28 Years of Industry Experience
27 Years with the Firm

Marc Savaria
Co-Head of Municipal Credit Research
29 Years of Industry Experience
14 Years with the Firm

Lilly Scher
Senior Analyst
37 Years of Industry Experience
25 Years with the Firm

Henry Hong, CFA
Senior Analyst
28 Years of Industry Experience
18 Years with the Firm

Raya McAnern
Senior Analyst
25 Years of Industry Experience
16 Years with the Firm

Brian Hassler, CFA
Senior Analyst
18 Years of Industry Experience
18 Years with the Firm

Colin Shaw, CFA
Senior Analyst
17 Years of Industry Experience
15 Years with the Firm

Victor Joita, CFA
Senior Analyst
13 Years of Industry Experience
13 Years with the Firm

Raymond Murphy
Senior Analyst
24 Years of Industry Experience
12 Years with the Firm

Will Scharlotte
Research Associate
5 Years of Industry Experience
5 Years with the Firm

Katryna Pouliot
Research Associate
4 Years of Industry Experience
4 Years with the Firm

Chloe Waldron
Research Associate
2 Years of Industry Experience
2 Years with the Firm

Cameron Taatjes
Research Associate
2 Years of Industry Experience
2 Years with the Firm

Sarah Ly
Research Associate
2 Years of Industry Experience
2 Years with the Firm

Municipal Quantitative & Portfolio Analytics

David Kirsch, CFA
Quantitative Portfolio Analyst
4 Years of Industry Experience
4 Years with the Firm

Andy Jin
Quantitative Portfolio Analyst
2 Years of Industry Experience
2 Years with the Firm

Jenna Herman
Quantitative Portfolio Analyst
2 Years of Industry Experience
2 Years with the Firm

Product & Portfolio Strategy

Trading

Christopher Berry
Co-Head of Municipal Bond Trading
31 Years of Industry Experience
22 Years with the Firm

Simone Santiago
Co-Head of Municipal Bond Trading
26 Years of Industry Experience
25 Years with the Firm

Alisa Fitzgerald
Senior Municipal Trader
32 Years of Industry Experience
 3 Years with the Firm

Assistants

Nicole Woodside
Assistant
7 Years of Industry Experience
2 Years with the Firm

Michael Sullivan, CFA
Director of Municipal Product & Strategy
23 Years of Industry Experience
10 Years with the Firm

Brandon Fritz
Institutional Portfolio Manager
21 Years of Industry Experience
7 Years with the Firm

Donald Schatz
Senior Municipal Trader
27 Years of Industry Experience
 3 Years with the Firm

Aya Touil
Junior Municipal Trader
4 Years of Industry Experience
2 Years with the Firm

Allison Goldie
Junior Municipal Trader
10 Years of Industry Experience
10 Years with the Firm

Jack Powers, CFA
Income Product Manager
6 Years of Industry Experience
6 Years with the Firm

Employee data as of June 30, 2024. Tenure as of December 31, 2023. Team members may change without notice, from time to time. Time with Morgan Stanley Investment Management includes time with Eaton Vance. Morgan Stanley Investment Management acquired Eaton Vance on March 1, 2021, and collectively manages $1.5 T in assets globally.

EVM & ENX – Portfolio & Performance Comments

- The Fall of 2023 saw discount levels in leveraged Municipal CEFs only previously seen in the Great Financial Crisis and the early days of COVID-19

- In October 2023, these CEFs had only traded at larger discount levels on 0.6% of trading days in the past twenty years (Source: Stifel)

- The higher quality bias of both portfolios (and strict limitations on holdings of lower quality) negatively impacted performance for both CEFs

- The peer groups for both CEFs contain two unlevered funds (in each case) which has skewed the overall averages

- Fund expenses, in each case, are in line with peer averages

Portfolio Summary

Portfolio Summary											
Fund	Inception Date	Ticker	Fund Size ($M)	Yield at NAV %	Taxable-Equivalent Yield at NAV %	Yield at Market Price %	Taxable-Equivalent Yield at Market Price %	Average Surveyed Credit Rating	Average Eff Duration	Average Eff Maturity	Fund TER
EV NY Municipal Bond	8/30/2002	ENX	193	4.62	9.58	5.14	10.64	AA-	12.50	13.80	1.06
New York Muni Long CEF Peers (12 Fds)	7/31/1998			4.77	--	5.15	--	A+	11.96	16.05	1.32
EV CA Municipal Bond	8/30/2002	EVM	256	4.82	10.49	5.22	11.38	AA-	9.80	11.70	1.11
California Muni Long CEF Peers (12 Fds)	7/31/1998			4.89	--	5.20	--	A	10.75	14.83	1.21

Calendar Year Returns %

Calendar Year Returns %	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
EV NY Municipal Bond	17.75	5.41	-0.86	5.30	-0.44	8.41	5.25	1.79	-19.07	9.72
New York Muni Long CEF Peers (12 Fds)	17.61	5.33	-0.36	6.94	-0.13	10.06	4.46	3.58	-18.51	8.96
EV CA Municipal Bond	19.54	5.24	-0.56	5.34	0.66	9.45	6.22	1.27	-14.97	7.57
California Muni Long CEF Peers (12 Fds)	19.30	6.22	-0.70	7.60	-0.53	10.87	6.48	2.68	-17.37	7.52
Bloomberg Municipal TR USD	9.05	3.30	0.25	5.45	1.28	7.54	5.21	1.52	-8.53	6.40

*Portfolio Summary statistics as of latest portfolio date available in Morningstar. Distribution Rate at NAV and Market Price is calculated by dividing the last distribution paid per share (annualized) by NAV or market price, respectively. For Single-State Municipal Funds, Taxable-Equivalent Distribution Rates also reflect maximum effective individual state income tax rates. Local income taxes that may apply are not considered. A Fund's distributions in any period may be more or less than the net return earned by the Fund on its investments, and therefore should not be used as a measure of performance or confused with "yield" or "income.“ Past performance is no guarantee of future results.

Eaton Vance New York Municipal Bond Fund
NAV & Market Returns as of 7/31/24

Market Price							
Name	3 Mo	YTD	1 Yr	3 Yr	5 Yr	10 Yr	(Saba ownership) 2022-12-12 to 2024-07-31
EV NY Municipal Bond	5.52	5.03	6.26	-4.15	-0.10	2.55	9.54
New York Muni Long CEF Peers (12 Fds)	5.94	4.98	6.22	-6.39	-1.21	2.27	4.98
Bloomberg Municipal TR USD	2.16	0.50	3.74	-0.86	1.18	2.47	3.84
Fund at NAV							
Name	3 Mo	YTD	1 Yr	3 Yr	5 Yr	10 Yr	(Saba ownership) 2022-12-12 to 2024-07-31
EV NY Municipal Bond	3.93	0.03	4.14	-4.21	-0.77	1.72	4.44
New York Muni Long CEF Peers (12 Fds)	3.48	0.69	4.45	-3.90	-0.31	2.46	4.55
Bloomberg Municipal TR USD	2.16	0.50	3.74	-0.86	1.18	2.47	3.84

* Past performance is no guarantee of future results. Additional performance information can be found at www.eatonvance.com/New-York-Municipal-Bond-Fund-ENX.php.

Eaton Vance California Municipal Bond Fund

NAV & Market Returns as of 7/31/24

Market Price							
Name	3 Mo	YTD	1 Yr	3 Yr	5 Yr	10 Yr	(Saba ownership) 2023-08-02 to 2024-07-31
EV CA Municipal Bond	4.07	8.33	12.91	-2.88	1.25	3.01	13.16
California Muni Long CEF Peers (12 Fds)	6.45	6.43	7.46	-6.17	-0.98	2.67	7.82
Bloomberg Municipal TR USD	2.16	0.50	3.74	-0.86	1.18	2.47	4.05
Fund at NAV							
Name	3 Mo	YTD	1 Yr	3 Yr	5 Yr	10 Yr	(Saba ownership) 2023-08-02 to 2024-07-31
EV CA Municipal Bond	3.35	0.72	4.59	-2.86	0.13	2.32	4.99
California Muni Long CEF Peers (12 Fds)	3.38	1.18	5.23	-3.64	0.12	2.83	5.73
Bloomberg Municipal TR USD	2.16	0.50	3.74	-0.86	1.18	2.47	4.05

* Past performance is no guarantee of future results. Additional performance information can be found at www.eatonvance.com/California-Municipal-Bond-Fund-EVM.php.

Conclusion

Contested Election Overview

- ENX and EVM face a contested proxy solicitation on the election of trustees to the Board from a hedge fund run by Saba Capital Management, L.P. (Saba)

- The Board has proposed the election of three current Trustees (Board Nominees) of great experience who are extremely well qualified for the task of closed-end fund oversight, comprising:
  - A former President and Chief Executive Officer of investment management firm Legg Mason, Inc.
  - A founder of a fintech platform and former partner, portfolio manager, and investment strategist at investment management firm Wellington Management Company, LLP
  - A former portfolio manager and senior quantitative analyst at investment management firm Fidelity Investments

- Since 1998, Eaton Vance has managed CEFs with the financial goals of its shareholders foremost. And throughout those 26 years, the Eaton Vance Fund Board has overseen those investment operations with the interests of all the Funds' shareholders front and center

- The Board believes that the three Board Nominees are all better choices to continue that high quality of shareholder representation than any of the proposed candidates from Saba Capital

- The Board Nominees all have deep knowledge of closed-end funds, investment management and business leadership and are best prepared to **advance the interests of <u>all</u> shareholders**

- The Board believes that the two Saba nominees:

  - lack experience with the Funds and their service providers
  - appear to lack experience with comparable municipal bond funds from other sponsors
  - have little or no experience with closed-end funds and the issues unique to U.S. registered CEFs

  - appear to have little or no experience with investment company governance under applicable U.S. federal and state laws and
  - have been handpicked by Saba, who has a history of seeking short-term profits for itself and its clients at the expense of long-term shareholders

Appendix

Eaton Vance Funds – CEF Trustees

- The Trustees are responsible for the overall management and supervision of all the Eaton Vance CEFs. There are currently ten Trustees, including the Board Nominees, on the Board, <u>all</u> of whom are independent



George J. Gorman (Chair). Mr. Gorman has served as a member of the Eaton Vance Fund Boards since 2014 and is the Independent Chairperson of the Board. From 1974 through 2009, Mr. Gorman served in various capacities at Ernst & Young LLP, including as a Senior Partner in the Asset Management Group (from 1988) specializing in managing engagement teams responsible for auditing mutual funds registered with the SEC, hedge funds and private equity funds. Mr. Gorman also has experience serving as an independent trustee of other mutual fund complexes, including the Bank of America Money Market Funds Series Trust from 2011-2014 and the Ashmore Funds from 2010-2014.

Eaton Vance Funds – CEF Trustees





Alan C. Bowser. Mr. Bowser has served as a Board member of the Eaton Vance open-end funds since 2022 and of the Eaton Vance closed-end funds since 2023. Mr. Bowser has over 25 years of experience in the financial services industry, most of which has been dedicated to leading investment advisory teams serving institutions, family offices, and ultra-high net worth individuals in the U.S. and Latin America. From 2011-2023, Mr. Bowser served in several capacities at Bridgewater Associates, an asset management firm, including most recently serving as Chief Diversity Officer and Co-Head of the Americas Region in addition to being a Partner and a member of the Operating Committee. Prior to joining Bridgewater Associates, he was Managing Director and Head of Investment Services at UBS Wealth Management Americas from 2007 to 2010 and, before that, Managing Director and Head of Client Solutions for the Latin America Division at the Citibank Private Bank from 1999 to 2007. Mr. Bowser has been an Independent Director of Stout Risius Ross since 2021, a founding Board Member and current Board Chair of the Black Hedge Fund Professionals Network and has served on the Boards of the Robert Toigo Foundation, the New York Urban League, the University of Pennsylvania, and as Vice Chairman of the Greater Miami Chamber of Commerce Task Force on Ethics. In 2020, he was recognized as one of the top 100 "EMPower Ethnic Minority Executive Role Models" and in 2022 he was recognized by Business Insider magazine as one of 14 "Diversity Trailblazers" making corporate America more inclusive.

Cynthia E. Frost. Ms. Frost has served as a member of the Eaton Vance Fund Boards since 2014. From 2000 through 2012, Ms. Frost was the Chief Investment Officer of Brown University, where she oversaw the evaluation, selection and monitoring of the third party investment managers who managed the university's endowment. From 1995 through 2000, Ms. Frost was a Portfolio Strategist for Duke Management Company, which oversaw Duke University's endowment. Ms. Frost also served in various investment and consulting roles at Cambridge Associates from 1989-1995, Bain and Company from 1987-1989 and BA Investment Management Company from 1983-1985. She serves as a member of the investment committee of The MCNC Endowment.

28

Eaton Vance Funds – CEF Trustees





Marcus L. Smith. Mr. Smith has served as a member of the Eaton Vance Fund Boards since 2018 and is the Chairperson of the Portfolio Management Committee. Mr. Smith has been a Director of First Industrial Realty Trust, Inc., a fully integrated owner, operator and developer of industrial real estate, since 2021, where he serves on the Investment and Nominating/Corporate Governance Committees. Since 2017, Mr. Smith has been a Director of MSCI Inc., a leading provider of investment decision support tools worldwide, where he serves as Chair of the Audit Committee and a member of the Strategy & Finance Committee. From 2017 through 2018, he served as a Director of DCT Industrial Trust Inc., a leading logistics real estate company, where he served as a member of the Nominating and Corporate Governance and Audit Committees. From 1994 through 2017, Mr. Smith served in several capacities at MFS Investment Management, an investment management firm, where he managed the MFS Institutional International Fund for 17 years and the MFS Concentrated International Fund for 10 years. In addition to his portfolio management duties, Mr. Smith served as Chief Investment Officer, Canada from 2012-2017, Chief Investment Officer, Asia from 2010-2012, and Director of Asian Research from 2005-2010. Prior to joining MFS, Mr. Smith was a senior consultant at Andersen Consulting (now known as Accenture) from 1988-1992. Mr. Smith served as a United States Army Reserve Officer from 1987-1992. He was also a trustee of the University of Mount Union from 2008-2020 and served on the Boston advisory board of the Posse Foundation from 2015-2021. Mr. Smith currently sits on the Harvard Medical School Advisory Council on Education, the Board of Directors for Facing History and Ourselves and is a Trustee of the Core Knowledge Foundation.

Susan J. Sutherland. Ms. Sutherland has served as a member of the Eaton Vance Fund Boards since 2015 and is the Chairperson of the Compliance Reports and Regulatory Matters Committee. She is also a Director of Ascot Group Limited and certain of its subsidiaries. Ascot Group Limited, through its related businesses including Syndicate 1414 at Lloyd's of London, is a leading global underwriter of specialty property and casualty insurance and reinsurance. In addition, Ms. Sutherland was a Director of Kairos Acquisition Corp. from 2021 until its dissolution in 2023, which had concentrated on acquisition and business combination efforts within the insurance and insurance technology (also known as "InsurTech") sectors. Ms. Sutherland was also a Director of Montpelier Re Holdings Ltd., a global provider of customized reinsurance and insurance products, from 2013 until its sale in 2015 and of Hagerty Holding Corp., a leading provider of specialized automobile and marine insurance from 2015-2018. From 1982 through 2013, Ms. Sutherland was an associate, counsel and then a partner in the Financial Institutions Group of Skadden, Arps, Slate, Meagher & Flom LLP, where she primarily represented U.S. and international insurance and reinsurance companies, investment banks and private equity firms in insurance-related corporate transactions. In addition, Ms. Sutherland has also served as a board member of prominent non-profit organizations.

Eaton Vance Funds – CEF Trustees



Scott E. Wennerholm. Mr. Wennerholm has served as a member of the Eaton Vance Fund Boards since 2016 and is the Chairperson of the Audit Committee. He has over 30 years of experience in the financial services industry in various leadership and executive roles. Mr. Wennerholm served as Chief Operating Officer and Executive Vice President at BNY Mellon Asset Management from 2005-2011. He also served as Chief Operating Officer and Chief Financial Officer at Natixis Global Asset Management from 1997-2004 and was a Vice President at Fidelity Investments Institutional Services from 1994-1997. In addition, Mr. Wennerholm served as a Trustee at Wheelock College, a postsecondary institution from 2012-2018.



Nancy Wiser Stefani. Ms. Stefani has served as a member of the Eaton Vance Fund Boards since 2022. She also serves as a corporate Director for Rimes Technologies, a data management company based in London (since 2022). Ms. Stefani has over 30 years of experience in the investment management and financial services industry. From 2011-2021, Ms. Stefani served as an Executive Vice President and the Global Head of Operations at Wells Fargo Asset Management, where she oversaw operations and governance matters. In the role of governance, Ms. Stefani served as chairman of the board for the Wells Fargo Asset Management United Kingdom and Luxembourg legal entities as well as the Luxembourg funds. Additionally, Ms. Stefani served as the Treasurer for the Wells Fargo Funds from 2012-2021. Prior to joining Wells Fargo Asset Management, Ms. Stefani served as Chief Operating Officer and Chief Compliance Officer for two registered asset management companies where she oversaw all non-investment activities. She currently serves on the University of Minnesota Foundation Board of Trustees (since 2022) and previously served on several other non-profit boards including her alma mater Providence College Business Advisory board, Boston Scores and the National Black MBA Advisory board.

Eaton Vance – Municipal Team Co-Heads





Craig Brandon is Co-Head of Municipals and portfolio manager on the municipal bond team He is responsible for buy and sell decisions, portfolio construction and risk management for the firm's municipal bond strategies. He joined Eaton Vance in 1998. Craig began his career in the investment management industry in 1995. He has experience with Eaton Vance across a variety of research roles. Before joining Eaton Vance, he was a senior budget and capital finance analyst with the New York State Assembly Ways and Means Committee. Craig earned a B.S. from Canisius College and an MBA from the University of Pittsburgh. He is a member of the CFA Society Boston, the Boston Municipal Analysts Forum and the National Federation of Municipal Analysts. He is a CFA charter holder.

Cindy Clemson is Co-Head of Municipals and portfolio manager on the municipal bond team He is responsible for buy and sell decisions, portfolio construction and risk management for the firm's municipal bond strategies. Cindy began her career in the investment management industry with Eaton Vance in 1985. Cindy earned a B.A. from Mount Holyoke College and an MBA from Boston University. She is a member of the Boston Municipal Analysts Forum, the CFA Society Boston, the Municipal Bond Buyer Conference and the National Federation of Municipal Analysts.

Eaton Vance – ENX Portfolio Management Team





Chris Eustance is a portfolio manager on the Municipals team. He is responsible for buy and sell decisions, portfolio construction, and risk management for the firm's municipal bond strategies. He joined Eaton Vance in 2007. Chris began his career in the investment management industry in 2005. Before joining Eaton Vance, he was a senior associate at State Street Bank and Trust. Chris earned a B.S. from Boston College. He is a member of the CFA Society Boston and is a CFA charter holder.

Paul Metheny is an Executive Director of Eaton Vance, a portfolio manager on the Municipal team and head of the Municipal Quantitative & Portfolio Analytics team. He began his career in the investment industry in 2015 when he joined the firm. He earned a B.S. in finance from the University of Connecticut. He is a CFA charter holder.

Eaton Vance – EVM Portfolio Management Team





Trevor Smith is a portfolio manager on the Municipals team. He is responsible for buy and sell decisions, portfolio construction, and risk management for the firm's municipal bond strategies. He joined Eaton Vance in 2010. Trevor began his career in the investment management industry in 2008. Before joining Eaton Vance, he was a municipal research analyst at Lord, Abbett & Co. He was also affiliated with Financial Security Assurance and the City of Aspen Finance Department. Trevor earned a B.A. from Middlebury College and an MBA, with high honors, from Boston University. He is a member of the Boston Municipal Analyst Forum and the National Federation of Municipal Analysts.

Carl Thompson is a portfolio manager and quantitative portfolio analyst on the Municipals team. He began his career in the investment management industry in 2011 at Eaton Vance. He earned a B.A. in economics from Princeton University. He is a CFA charter holder.

Morningstar Closed End Fund Category Peers
as of 7/31/24

Name	Ticker	Fund Size $M	Total Ret 1 Yr	Total Ret Annlzd 3 Yr	Total Ret Annlzd 5 Yr	Total Ret Annlzd 10 Yr	Market Ret 1 Yr	Market Ret Annlzd 3 Yr	Market Ret Annlzd 5 Yr	Market Ret Annlzd 10 Yr
Morningstar US CE Muni California Long										
Nuveen CA Quality Muni Income	NAC	1,846.65	5.77	-4.09	-0.25	2.89	12.61	-5.79	-0.37	3.39
BlackRock MuniHoldings CA Qty	MUC	1,185.78	3.53	-4.06	-0.21	2.05	7.86	-7.31	-0.12	2.46
Nuveen CA AMT - Free Quality Muni Inc	NKX	628.69	5.85	-4.02	0.09	3.19	16.97	-3.30	1.19	4.38
Invesco CA Value Muni Income	VCV	542.12	6.38	-2.61	0.83	3.02	13.18	-5.03	0.27	3.69
BlackRock CA Municipal Income	BFZ	386.62	3.27	-3.78	0.23	2.27	9.15	-2.82	1.81	2.97
Nuveen CA Muni Value	NCA	311.22	5.29	-1.61	0.85	2.76	5.52	-3.01	0.30	2.47
EV CA Municipal Bond	**EVM**	**255.61**	**4.59**	**-2.86**	**0.13**	**2.32**	**12.91**	**-2.88**	**1.25**	**3.01**
PIMCO CA Municipal Income II	PCK	217.07	6.25	-6.15	-1.03	3.17	2.06	-10.79	-5.63	0.64
PIMCO CA Municipal Income	PCQ	200.44	6.22	-4.95	-0.32	3.30	-4.29	-17.09	-9.08	1.17
PIMCO CA Municipal Income III	PZC	175.63	6.27	-4.60	-0.32	3.33	-5.88	-10.30	-4.10	1.80
Nuveen CA Select Tax-Free	NXC	88.31	4.29	-1.23	1.23	3.06	6.52	-2.33	1.46	2.66
EV CA Municipal Income	CEV	82.86	5.03	-3.69	0.17	2.64	12.94	-3.44	1.27	3.37
Morningstar US CE Muni New York Long										
Nuveen NY AMT - Free Quality Muni Inc	NRK	1,046.82	4.34	-3.91	-0.16	2.62	11.80	-3.90	0.64	3.16
BlackRock MuniYield NY Quality	MYN	449.41	4.52	-3.45	-0.06	2.50	10.11	-5.91	0.04	2.94
Nuveen NY Quality Muni Inc	NAN	385.45	4.54	-3.67	-0.04	2.49	11.13	-5.04	0.21	3.17
BlackRock MuniHoldings NY Qty	MHN	365.92	3.96	-3.84	-0.24	2.46	8.12	-6.42	-0.14	2.58
BlackRock NY Municipal Income	BNY	290.61	4.00	-3.83	-0.35	2.48	8.28	-7.52	-0.57	2.22
Invesco Trust NY Inv Grade Muni	VTN	234.12	4.90	-2.93	0.30	2.46	13.73	-3.11	0.44	2.86
EV NY Municipal Bond	**ENX**	**193.26**	**4.14**	**-4.21**	**-0.77**	**1.72**	**6.26**	**-4.15**	**-0.10**	**2.55**
Nuveen NY Municipal Value	NNY	170.73	4.17	-1.13	0.98	2.58	3.06	-3.11	-0.56	2.02
PIMCO NY Municipal Income II	PNI	95.50	4.72	-6.43	-1.47	2.82	3.36	-10.05	-3.97	1.13
PIMCO NY Municipal Income	PNF	69.40	4.53	-6.41	-1.61	2.56	-2.15	-11.71	-6.30	1.43
Nuveen NY Select Tax Free	NXN	49.96	4.64	-1.14	1.02	2.46	-0.69	-2.87	0.26	2.32
PIMCO NY Municipal Income III	PYN	39.02	4.91	-5.81	-1.35	2.40	1.63	-12.92	-4.41	0.87